February 9, 2011	Trading Symbol: TSX – HNC

Metallurgical Report Confirms Significantly
Improved Flotation Performance

(VANCOUVER) – Hard Creek Nickel Corporation (TSX – HNC) announced today the Company is in receipt of a Metallurgical Report, authored by Mr. Mike Ounpuu, which confirms significantly improved flotation performance for the 100% owned Turnagain Project. “We are happy to report that the new flotation regime, which uses standard reagents and off-the-shelf equipment and technology, is capable of producing concentrates containing in excess of 15% nickel while maintaining recoveries equal to or better than previous results,” said Mark Jarvis, President of Hard Creek Nickel Corporation.

“Initial variability testwork shows that the new metallurgical regime is robust across different zones of the Turnagain deposit. The Preliminary Assessment (PA) released in April, 2010, which modeled an on-site refinery to upgrade low grade nickel concentrates may, subject to a more comprehensive program of variability testwork, be amended to model the sale of concentrate to smelters. Eliminating the on-site refinery would result in significant capital cost savings and a reduction in the technical risk of the project.”

Following a strategic review of the Turnagain Project by the Board and senior management of the Company, a decision was made in the summer of 2010 to focus our efforts on a Metallurgical Improvement Program (MIP). A steering committee comprised of industry experts was established to guide and review the MIP.

Initially a series of ten batch flotation tests were conducted in late 2010 and early 2011 on a 162 metre continuous sample composite collected from a horizontal drill hole (Hole 10-265) within the proposed starter pit area in the Horsetrail Zone. Drill hole 10-265 was completed in September of 2010 and is a twin of an earlier drill hole completed in 2008 (Hole 08-264).

The initial flotation tests were followed up by two locked cycle tests. The results reported in previous press releases (November 1, 2010 and January 5, 2011) represent an improvement in concentrate grade and quality, at similar or better recoveries, compared to all previous metallurgical testwork. The locked cycle test results, including previously unreported assays for platinum, palladium and cobalt, are reported below:

Table 1: Locked Cycle Test Results for Sample 10-265
(SGS Canada in Vancouver, January 2011)

Test	Head Assay		Concentrate
	Ni %	MgO %	Ni %	Ni % Recovery	MgO %	Fe:MgO
LCT-1	0.31	40.8	16.0	65.0	7.8	4.0
LCT-%	0.33	37.6	21.3	62.1	7.0	4.6

Test	Head Assay			Concentrate Assay
	Pt (g/t)	Pd (g/t)	Co %	Pt (g/t)	Pd (g/t)	Co %
LCT-1	0.030	0.025	0.016	1.05	1.58	0.75
LCT-%	0.030	0.025	0.016	1.09	1.86	1.10

Since the completion of the initial flotation tests, seven additional samples from various locations within the Turnagain deposit were selected to test the robustness of the most recent flotation test procedure. The batch flotation test results shown in Figure 1 and listed in Table 2 suggest the new procedure will work reliably across the deposit in producing a concentrate exceeding 15% nickel with recoveries estimated at or above 50%. Importantly, MgO levels have been reduced to levels acceptable to most nickel smelters.

Table 2: Summary Results of Turnagain Batch Flotation Tests

Sample	Head Assay			Concentrate
	Ni %	S %	MgO %	Ni % Rec	Ni %	MgO %	Fe:MgO
V37	0.27	1.4	40.4	47.7	21.6	5.72	6.9
V125	0.30	0.6	40.4	37.9	19.2	10.2	3.2
V27	0.29	0.5	40.5	46.9	23.2	7.57	4.4
V121	0.34	0.5	37.6	43.8	21.0	7.78	4.3
V79	0.28	1.4	42.5	29.8	20.4	10.40	2.9
V38	0.27	1.5	38.4	58.8	24.9	5.57	6.3
V80	0.26	1.3	46.5	48.1	28.7	3.13	11.5
08-264 (F-11)	0.29	1.1	39.8	43.4	17.7	6.42	5.4
10-265 (F-5)	0.32	1.2	39.3	55.0	26.4	4.81	7.2

Flow sheet optimization and variability testwork is ongoing. The Company has received permits for the 2011 drill program to collect fresh metallurgical samples. Results from the variability testing will be fed into a geometallurgical block model which will form the basis of a new mining plan.

“Although we are still at an early stage in the variability testing, we have learned enough about the metallurgical response of different zones in the deposit to the new flotation regime to be confident a significant portion of the Turnagain deposit will be amenable to upgrading to a high quality, smeltable concentrate at reasonable recoveries,” said Mr. Jarvis. “This breakthrough is anticipated to enhance the overall project economics and reduce the technological risk profile.”

Preparation, compositing and laboratory testing of the drill core samples summarized in this press release were performed at SGS Canada in Vancouver, B.C. under the supervision of Jake Lang, B.E.Sc. of SGS Canada and the direction of metallurgist Mike Ounpuu.

This press release contains “forward looking statements”. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company’s plans to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Known risks include, but are not limited to, financing risks, commodity price risks, scheduling risks and engineering risks. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth in the company’s continuous disclosure filings as found at www.sedar.com.

This news release has been reviewed and approved by Neil Froc, P. Eng, a Qualified Person consistent with NI 43-101.

"Mark Jarvis"
MARK JARVIS, PRESIDENT
HARD CREEK NICKEL CORPORATION

The Toronto Stock Exchange does not accept responsibility for the accuracy or adequacy of this news release.

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